Exhibit 99.3

BC Insider

Beckman Coulter to Acquire IRIS

Beckman Coulter announced today that Danaher Corporation and a wholly-owned subsidiary of Beckman Coulter have entered into a definitive merger agreement with IRIS International, Inc. (NASDAQ: IRIS) pursuant to which Beckman Coulter will acquire IRIS for $19.50 per share in cash.

Beckman Coulter’s President and Danaher Executive Vice President Tom Joyce said, “IRIS provides an excellent complement to Beckman Coulter’s diagnostics business, as we continue serving the needs of the hospital laboratory. IRIS has an outstanding reputation in both automated and semi-automated urinalysis products. By leveraging Beckman Coulter’s strong commercial infrastructure, IRIS can extend the reach and market share of its products in every geography around the globe. He adds, “We also see an opportunity to integrate IRIS’s cell imaging capability and hematology products under development into our Hematology product roadmap. In conjunction with our previous acquisition of Blue Ocean, we feel we are adding significant innovation opportunities to Hematology.”

The IRIS Board of Directors has unanimously approved the transaction and recommended that IRIS shareholders tender their shares into the offer. We expect the transaction to close in the fourth quarter. The offer is subject to customary conditions, including tender of a majority of the outstanding shares into the offer (on a fully diluted basis), applicable regulatory approvals, and other customary closing conditions.

Why Is the Acquisition Important to Our Future?

The IRIS acquisition provides additional products for Beckman Coulter Diagnostics customers to help manage work flow in the central laboratory, with products that reduce manual review of slides and provide significant labor savings in the lab. This reinforces one of Beckman Coulter’s chief competitive advantages – our leadership in automation. It also represents growth and increased revenue.

Who is IRIS?

IRIS’s headquarters are in Chatsworth, California. It has roughly 400 employees in locations in Chatsworth; Carlsbad, CA; Westwood, MA; Marburg and Cologne, Germany, Tremblay, France; and Cambridge, UK.

IRIS is a customer-focused organization driven by innovation, made up of three divisions: IRIS Diagnostics which includes its urinalysis products, IRIS Sample Processing (formerly StatSpin) and Personalized Medicine, a new division with products and research focused on defining prognosis of certain cancers.

The company’s products leverage its strengths in flow imaging technology, particle recognition and automation to bring efficiency to hospital and commercial laboratories. The initial applications for its technology have been in the urinalysis market and the company is the leading worldwide provider of automated urine microscopy and chemistry systems, with over 3,800 automated urine microscopy systems shipped to more than 50 countries. IRIS is expanding its core imaging and morphology expertise into related markets, including applications in hematology and body fluids. In addition, the company’s personalized medicine group develops and commercializes the NADiA ultra-sensitive nucleic acid detection immunoassay platform, with applications in oncology and infectious disease.

Expect more information about this exciting opportunity, once the transaction closes.

Additional Information and Where to Find It:

This is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of IRIS common stock described above has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Beckman Coulter that is an indirect, wholly owned subsidiary of Danaher will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and IRIS will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to IRIS security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.